Mail Stop 4569

February 10, 2006

George M. Ray
President
CBC Holding Company
102 West Roanoke Drive
Fitzgerald, Georgia 31750

RE: CBC Holding Company
Schedule 14A, amendment number 1
Filed on January 10, 2005
File Number 0-22451
Schedule 13E-3, amendment number 1
Filed on January 10, 2005
File Number 5-52551

Dear Mr. Ray:

We have reviewed your amended filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14A

General

1. We note in the first paragraph on the second page that shareholders will receive a second round of letters that will indicate their final status. Please advise us supplementally when the determination date is relative to other events and how the timing of the second letter will relate to the recipients ability to vote on the merger and to choose either cash or stock.

    It also seems to us that this process may lead to changes during the solicitation period, with family groups that are in the 60 to 80 largest family groups falling in and out of the 70 largest category depending upon what action that and other family groups take. Please disclose in the document how family groups can find how many shares constitute being in the largest 70 on a dynamic basis. In other words, clearly explain how, during the process, a shareholder can determine if they are in the 70 largest family groups and, if not, how they determine how many shares they need to acquire to become part of the largest 70 family groups. In this connection, disclose what the initial number of share ownership cut off is to be included in the largest 70 families.

2. Please explain in clear English what constitutes a family group. For example, explain whether or not adult siblings constitute a family group regardless of whether their parent or parents are alive. Similarly explain whether or not cousins can constitute a family group. Please place this at the forepart of the proxy statement or include a descriptive cross reference with a page number in the forepart of proxy statement to where this explanation is, if it is elsewhere in the proxy statement.

3. We note your response to prior comment 53 where you indicate that you do not have a commitment letter with StoneCastle and are planning to raise the necessary funds through a private placement of trust preferred securities. Please revise the disclosure in the "Source of Funds and Expenses" section to disclose the amount you will have to raise in order to complete the going private transaction. In addition, disclose the anticipated timing of the private placement. In addition, include prominent disclosure on the cover page and in the summary term sheet addressing your lack of financing and discussing what course of action you will take if the company is unable to finance the private placement prior to closing.

Shareholder Letter

4. Please revise the shareholder letter and the proxy statement to make clear that the 70 "Qualifying Family Groups" are not fixed, rather they are the 70 *largest* family groups and are subject to change.

Summary Term Sheet, page 1

5. We note the bullet point on page 2 that for shareholders who retain their shares there will be a reduction earnings per share for the year ended December 31, 2005. We note pare 66 that displays a substantial pro forma increase in earnings per share. Please advise. We also note the dollar amounts in the fourth bullet point, $1.00 and $2.11, under, "Effects of the Reorganization…," on page 3, that are different than the dollar amounts on page 66. Please advise.

6. Reference is made to the first bullet point under "Fairness of the Reorganization," on page 4. Please recast this bullet point so that the reader clearly knows that $17.80 is one opinion and that a valuation by another appraiser would produce another opinion that might be higher or lower. In the next bullet, please revise to delete the term "properly," as again, it is Mr. Southard's opinion.

Shareholder Eligibility…, page 5

7. Please revise this heading to reflect that what you discuss is that for shareholders to receive stock they must be eligible to be a subchapter S holding company shareholder.

Market for CBC Holding Company's Common Stock, page 4

8. Most of this information is about how to receive stock. Please place this disclosure under more appropriate heading. Include how many shares are currently held by the 70th family group and indicate the significance of this. Note also on page 55.

9. Please expand this section to provide meaningful quantification of the "limited" market for your shares. Please include whether management is aware of anyone who currently wishes to sell, and, if so, the number of shares available for purchase.

10. Please discuss the possible material effects of this transaction on the per share price prior to the date the family groups are determined. Given the limited market for your shares and the possibility that family groups near the 70 member number may wish to purchase shares, it appears that the price may become volatile. In the event the price increases significantly it appears that shareholders who are not near the 70 member point may want to take advantage of such a situation.

Dissenters' Rights, page 7

11. Please refer the reader to the more detailed discussion on page 57 and provide there the address to which shareholders must send their notice of dissent.

Background of the Transaction, page 13

12. Here or elsewhere as appropriate, please describe in more detail how the company chose to use 70 family groups. This appears to be the driving consideration based upon your current disclosure and is the essential focus of the proxy statement. It appears that the company might have equally chosen a modestly larger number and remained within both the 100 member family group and 300 shareholder limits.

13. We note in the second paragraph on page 14 that, indirectly, Southard Financial is characterized as knowledgeable in valuing financial services companies. Please advise us supplementally the number of valuations that it has done of banks and other information that supports that characterization.

14. The third paragraph on page 14 uses the phrase "determination of fair value." Please revise so that the reader understands that the reader understands that the value represents Southard's *opinion* as to fair value.

15. Please also disclose the extent to which the board reviewed the methodologies and the appropriateness of the assumptions used by Southard and the board believes that they are reasonable.

Reasons for the Reorganization, page 15

16. Please confirm supplementally that the estimated savings listed on page 15 are savings expected each and every year, and not savings for the initial years when the Section 404 requirements are for implemented.

Book Value, page 27

17. Briefly explain why the board determined that book value was not relevant. Also
    note in this section that your appraiser determined that a peer group of banks had
    a multiple of almost 1.5 times book value. Note under "Earnings," also on this
    page, that the peer group had a price/earnings of 25.1.

Annualized Return on Investment, page 27

18. If the board came to any conclusion with respect to the 6.24% return on
    investment, please disclose what the conclusion was.

Opportunity to Liquidate Shares of Common Stock, page 28

19. Please advise whether or not the company has received any offers, whether
    informal or preliminary for the bank. Also, please advise whether or not any
    affiliated persons have made and formal or informal offers to purchase the bank.

Combined Valuation, page 38

20. Please expand this discussion to explain how Southard derived the various
    assigned weights. For example, we note that Southard gives the greatest weight
    to the lowest valuation approach and among the least weight to the highest
    valuation method.

Selected Historical Consolidated Financial Data, page 62

21. We note that the latest interim data presented is for June 2005. Please advise why
    the information has not been updated.

* * * * *

Closing Comments

As appropriate, please amend your filing and respond to these comments. You
may wish to provide us with marked copies of the amendment to expedite our review by
showing deleted sections as strikethrough and added sections as underlining. Please
furnish a cover letter with your amendment that keys your responses to our comments
and provides any requested supplemental information. Detailed cover letters greatly
facilitate our review. Please understand that we may have additional comments after
reviewing your amendment and responses to our comments.

If you have any questions please contact David Lyon at 202-551-3421, or me at 202-551-3418. You may also contact Michael K. Pressman in the Office of Mergers and Acquisitions at 202-551-3345.

Sincerely,

William C-L Friar
Senior Financial Analyst

By FAX: James C. Wheeler
             Fax number 404-572-6999